Chartwell TSC Securities, Corp.
Statement of Financial Condition
December 31, 2018
Amounts in US Dollars

ASSETS		
Cash	$	339,622
Due from affiliate		35,749
Other assets		2,092
TOTAL ASSETS	$	377,463
LIABILITIES & EQUITY		
Liabilities		
Due to affiliate	$	463
Other liabilities		47,000
Total liabilities		47,463
Shareholder's Equity		
Common stock		10,000
Retained earnings		—
Additional paid-in capital		320,000
Total shareholder's equity		330,000
TOTAL LIABILITIES & EQUITY	$	377,463

See accompanying notes to statement of financial condition.